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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ______________________

                                AMENDMENT NO. 1 TO
                                  SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                      OF THE SECURITIES EXCHANGE ACT OF 1934


                         PREMISYS COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)


                           ZHONE TECHNOLOGIES, INC.
                           ZHONE ACQUISITION CORP.
                                  (BIDDERS)

                    Common Stock, Par Value $.01 Per Share
         (Including the Associated PREFERRED STOCK PURCHASE Rights)
                       (TITLE OF CLASS OF SECURITIES)

                                    740584107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ______________________

                                   Mory Ejabat
                     President and Chief Executive Officer
                          Zhone Technologies, Inc.
                       7677 Oakport Street, Suite 1040
                         Oakland, California  94621
                                (510) 777-7000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
         TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                              ______________________

                                     COPY TO:
                               Scott N. Wolfe, Esq.
                                Latham & Watkins
                           701 "B" Street, Suite 2100
                          San Diego, California 92101
                           Telephone: (619) 236-1234

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") which relates to a tender offer by Zhone Acquisition Corp., a Texas corporation ("Purchaser") and a wholly owned subsidiary of Zhone Technologies, Inc., a Delaware corporation ("Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Premisys Communications, Inc., a Delaware corporation (the "Company"), and all associated rights issued pursuant to the Rights Agreement dated September 18, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C. (the Associated Rights), not currently directly or indirectly owned by Purchaser or Parent, for a purchase price of $10.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

ITEM 2.  IDENTITY AND BACKGROUND.

         The information in Item 2 is hereby amended and supplemented by adding the following thereto:

         (a) C. Richard Kramlich -- Director of Parent

         (b) 2490 Sand Hill Road, Menlo Park, California 94025

         (c)-(d) C. Richard Kramlich has been a member of Parent's Board of Directors since October 1999. Mr. Kramlich is a co-founder and general partner of New Enterprise Associates, a venture capital firm. He focuses on a broad range of technically-oriented companies. Mr. Kramlich is also a director of Chalone, Inc., Com21, Inc., Healtheon Corporation, Juniper Networks, Inc., Lumisys, Inc. and Silicon Graphics, Inc. He was recently Chairman and President of the National Venture Association.

         (g) United States citizen

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         The information in Item 11 is hereby amended and supplemented by adding the following thereto:

         (a)(9) -- Text of Press Release issued by Parent, dated November 16, 1999.


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                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 1999           ZHONE ACQUISITION CORP.
       -----------------
                                   By: /s/ MORY EJABAT
                                       ----------------------------------------
                                   Name: Mory Ejabat
                                         --------------------------------------
                                   Title: President and Chief Executive Officer
                                          -------------------------------------

                                   ZHONE TECHNOLOGIES, INC.

                                   By: /s/ MORY EJABAT
                                       ----------------------------------------
                                   Name: Mory Ejabat
                                         --------------------------------------
                                   Title: President and Chief Executive Officer
                                          -------------------------------------

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                                EXHIBIT INDEX

 Exhibit
  Number                        Description
 -------                        -----------
 (a)(9)*    -- Text of Press Release issued by Parent, dated November 16, 1999.

________________
*Filed herewith.